Golenbock Eiseman Assor bell & Peskoe llp

711 third Avenue – 17th Floor

New York City, New York 10017

Direct Dial No.: (212) 907-7349

Direct Fax No.: (212) 754-0330

Email Address: AHudders@golenbock.com

October 12, 2022

United States Securities and Exchange Commission

Division of Corporation Finance – Office of

Life Sciences

Washington, DC 20549

Attention:	Christie Wong

Brian Cascio

Tyler Howes

Celeste Murphy

Re:	Origin Agritech Limited Amendment No. 3 to Form 20-F for Fiscal Year Ended September 30, 2021 File No. 000-51576

Dear Sirs and Mesdames:

Reference is made to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 27, 2022. This letter sets forth below the comments of that letter to Amendment No. 2 to Form 20-F for the Fiscal Year Ended September 30, 2021 (“20-F”), of Origin Agritech Limited (the “Company”), filed on September 22, 2022, followed by the responses of the Company. I am responding on behalf of the Company as its counsel.

Amendment No. 2 to Form 20-F for Fiscal Year Ended September 30, 2021

Introduction

Corporate Structure, page 3

1.	We note your response to prior comment 4 and reissue in part. Please remove the statements appearing on page 5 claiming the VIE structure is designed to replicate the same economic benefits as direct equity ownership as it is improper to imply that contractual agreements are equivalent to equity ownership. We also note that you continue to refer to the VIE as "our VIE" on pages 7 and 33. Please revise as appropriate.

Response: The Amended Form 20-F has been edited to remove references to replication of ownership through a VIE arrangement and to remove the use of “our VIE” on the pages noted in the Staff comment above.

Internal Cash Transfers and Dividends, page 7

2.	We note your response to prior comment 3 and reissue in part. Please further revise this Securities and Exchange Commission section to include a cross reference to the condensed consolidating schedule and the consolidated financial statements.

Response: The Amended Form 20-F has been edited to clarify the discussion of internal cash transfers and dividends and to add a cross reference to the condensed consolidating schedule and the consolidated financial statements.

Selected Condensed Consolidated Financial Information , page 9

3.	We note your response to comment 5. Please revise and properly disclose the fiscal years for each schedule presented. The condensed consolidating schedule of financial position, cash flows and results of operations should be presented as of the same dates and for the same periods for which audited consolidated financial statements disclosed on page F-4 to F-8.

Response: The Amended Form 20-F has been edited to correct the dates for the period discussed in the tables under the subheading “Selected Condensed Consolidated Financial Information.”

Item 5. Operating and Financial Review and Prospects
Results of Operations - Revenues, page 41

4.	We note your response to comment 8. Please revise and disclose the reasons of the revenue decline in FY 2021, similar to your explanation in the response. Also, as previously requested, please revise to explain the reason for the significant decline in revenues in fiscal year 2020 compared to fiscal year 2019.

Response:

Due to the nature of our business, the seed sold in one fiscal year was produced in previous years. There have been over supply issues in Chinese seed market in last several years. We have had carry over inventory that cannot meet our quality standards and, thus, were sold as scrap, which significantly decreased its value and our revenues. The following tables show the detailed seed inventory and scrap sale quantity in both FY2020 and FY 2021.

FY2020 Available Seed For Sale (metric ton)
Year Produced	Total Seed Inventory	Good quality Seed Inventory	Sales				Carry Over
			seed sale quantity	seed sale revenue (RMB '000)	scrap sale quantity	scrap sale revenue (RMB '000)
2016 or before	1,597	274	274	1,370	1,323	470	-
2017	563	563	128	789	-	-	435
2018	674	674	389	3,357	-	-	285
2019	2,557	2,557	2,331	46,527	-	-	226
2020	-	-	-	-	-	-	-
total	5,391	4,068	3,122	52,043	1,323	470	946

FY2021 Available Seed For Sale (metric ton)
Year Produced	Total Seed Inventory	Good quality Seed Inventory	Sales				Carry Over
			seed sale quantity	seed sale revenue (RMB '000)	scrap sale quantity	scrap sale revenue (RMB '000)
2016 or before	-	-	-	-	-	-	-
2017	435	195	195	1,625	240	720	-
2018	285	285	285	1,460	-	-	-
2019	226	226	226	3,430	-	-	-
2020	2,131	2,131	1,833	38,503	-	-	298
2021	-	-	-	-	-	-	-
total	3,077	2,837	2,539	45,018	240	720	298

The decline in revenues for FY 2021 and FY2020 was overall a decline in sales of our crop seed products. We believe the decline was due to a shortage of our inventory supply and, more generally, increasing competition in seed market.

We had a shortage of inventory supply because parts of our older inventory deteriorated to such a degree that it became scrap seed, and our production of new seed product had not increased sufficiently to meet needed capacity. From 2015 to 2017, we have greatly overproduced our inventory. Seeds that weren’t sold subsequent years aged and became old inventory. Because of our larger inventory levels we decided to produce less seed in subsequent years. As time passed, we found the old seed inventory began to fall below our quality standards, one being the germination rate, for example. Additionally, the older corn seed varieties were becoming less popular with growers. In the 2019-2020 season, we scrapped 1,323 metric tons of seed, which meant they were sold as normal feed crop other than seed, at greatly discounted prices, namely ‘scrap sale’. As a result, our supply to distributors for 2020 was decreased, and thus sales also were decreased. Moreover, we scrapped another 240 metric tons of seed in 2020, which likewise influenced our supply for 2021 and led to a decline in sales and revenue.

As a result, we believe we have cleaned up all of our inventory levels and the quality levels during the last two years. We believe that now we currently have a seed inventory available for sale where most seed is newly produced.

General and Administrative , page 42

5.	We note your response to comment 9. As previously requested, please revise to quantify and discuss each of the reasons for the significant increase in general and administrative expenses in fiscal 2020 compared to 2019.

Response:

	2019	2020	2021
Bad-debt Provision	Nil	RMB28.3million	RMB40.5million
Shihui		RMB28.3million
Linze		Nil	RMB40.5million

The increase of RMB30.8 million in general and administrative expenses in fiscal 2020 compared to 2019 was due to an increase in the bad-debt provision of RMB28.3 million. In 2019, there was no bad-debt provision. The bad debt related to Shihui.

The increase of RMB15.3 million in general and administrative expenses in FY 2021 compared to FY 2020 was due to the increase in the bad-debt provision of RMB12.2 million recorded in FY 2021. The bad debt was related to the obligations of Linze to the Company.

If you have any questions about the foregoing, please do not hesitate to contact Andrew D. Hudders of this firm at 212-907-7349 or ahudders@golenbock.com.

Very truly yours,

/S/ Golenbock Eiseman Assor Bell & Peskoe LLP

Golenbock Eiseman Assor Bell & Peskoe LLP

cc:	Dr. Gengchen Han

Chairman and Chief Executive Officer